UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934 (Amendment No.   )

Filed by the Registrant   [X]
Filed by a Party other than the Registrant [ ]

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[ ]   Preliminary Proxy Statement
[ ]   Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
[ ]   Definitive Proxy Statement
[X]   Definitive Additional Materials
[ ]   Soliciting Material Pursuant to §240.14a-12

PARKWAY PROPERTIES, INC.
(Name of Registrant as Specified In Its Charter)

_____
(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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Persons who are to respond to the collection of information contained in this form are not required to
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*** Exercise Your *Right* to Vote ***
IMPORTANT NOTICE Regarding the Availability of Proxy Materials

PARKWAY PROPERTIES, INC.



PARKWAY PROPERTIES, INC.
188 EAST CAPITOL STREET, SUITE 1000
JACKSON, MS 39201

Meeting Information	
Meeting Type:	Annual Meeting of Stockholders
For holders as of:	March 20, 2009
Date: May 14, 2009	**Time:** 2:00 p.m., Central Time
Location:	Jackson Convention Complex
	105 E. Pascagoula Street
	Jackson, MS 39207
Directions to attend the Meeting can be obtained by calling 1-800-748-1667.	

You are receiving this communication because you hold shares in Parkway Properties, Inc. This notice also constitutes the Notice of the 2009 Annual Meeting of Stockholders of the Company.

This is not a ballot. You cannot use this notice to vote these shares. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. You may view the proxy materials online or easily request a paper copy (see reverse side).

We encourage you to access and review all of the important information contained in the proxy materials before voting.

See the reverse side of this notice to obtain proxy materials and voting instructions.

- Before You Vote -
How to Access the Proxy Materials

Proxy Materials Available to VIEW or RECEIVE:

NOTICE AND PROXY STATEMENT   ANNUAL REPORT

How to View Online:
Have the 12-Digit Control Number available (located on the following page) and visit: *www.proxyvote.com*

How to Request and Receive a PAPER OR E-MAIL Copy:
If you want to receive a paper or e-mail copy of these documents, as well as the form of proxy, you must request one.
There is NO charge for requesting a copy. Please choose one of the following methods to make your request:

       1)   BY INTERNET: www.proxyvote.com
       2)   BY TELEPHONE: 1-800-579-1639
       3)   BY E-MAIL*:   sendmaterial@proxyvote.com

*   If requesting materials by e-mail, please send a blank e-mail with the 12-Digit Control Number (located on the following page) in the subject line.

Requests, instructions and other inquiries sent to this e-mail address will NOT be forwarded to your investment advisor. To facilitate timely delivery, please make the request as instructed above on or before April 30, 2009.

- How To Vote –
Please Choose One of the Following Voting Methods

Vote In Person: You can vote in person at the Meeting by delivering your completed proxy card or by completing a ballot available upon request at the Meeting. However, if you hold your shares in a bank or brokerage account rather than in your own name, you must obtain a legal proxy from your stockbroker in order to vote at the Meeting.

Vote By Internet: To vote now by Internet, go to *www.proxyvote.com*. Have the 12-Digit Control Number available and follow the instructions.

Vote By Mail: You can vote by mail by requesting a paper copy of the materials, which will include a proxy card.

**THE BOARD OF DIRECTORS RECOMMENDS A
VOTE <u>FOR</u> THE LISTED NOMINEES AND <u>FOR</u>
PROPOSAL 2.**

1. To elect seven directors to serve until the next Annual Meeting of Stockholders and until their successors are elected and qualified.

    Nominees:

    01) Daniel P. Friedman   05) Leland R. Speed
    02) Roger P. Friou   06) Troy A. Stovall
    03) Michael J. Lipsey   07) Lenore M. Sullivan
    04) Steven G. Rogers

2. To consider and ratify the appointment of KPMG LLP as independent accountants of the Company for the 2009 fiscal year.

These items of business are more fully described in the Company's proxy statement. In addition, in their discretion, the Proxies are authorized to vote upon such other business as may properly come before the Meeting or any adjournment thereof.

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